Exhibit 99.2

October 31, 2014

DGK ORRI Company, L.P.

500 Dallas St.

Houston, TX 77002

Re:	DGK ORRI Company, L.P. Eagle Ford Shale Properties Estimate of Reserves and Revenues SEC Pricing Case “As of” January 1, 2014

To whom it may concern:

At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by DGK ORRI Company, L.P. (DGK). These properties include producing, non-producing, and undeveloped locations located in DeWitt County, Texas. This report was prepared utilizing the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, and conforms to the guidelines of the Securities and Exchange Commission (SEC).

Our conclusions, “as of” January 1, 2014, are as follows:

SEC Price Case	Net to DGK ORRI Company, L.P.
	Proved Developed		Proved	Total
	Producing	Non-producing	Undeveloped	Proved
Reserve Estimates
Oil/Cond., Mbbl	1,387.9	351.3	4,736.5	6,475.6
Gas, MMcf	3,462.7	880.2	15,126.7	19,469.5
NGL, Mbbl	457.5	120.1	1,997.5	2,575.1
Oil Equivalent, Mboe	2,422.5	618.1	9,255.1	12,295.6

Revenues
Oil, $ (81.5) %	138,480,900	35,051,900	472,604,031	646,136,812
Gas, $ (9.1) %	12,835,500	3,262,500	56,069,941	72,167,938
NGL, $ (9.4) %	13,283,900	3,487,100	57,995,219	74,766,289
Total, $	164,600,300	41,801,500	586,669,191	793,071,039

Expenditures
Advalorem Taxes, $	3,906,800	992,100	13,909,359	18,808,211
Severance Taxes, $	8,329,100	2,118,600	30,294,672	40,742,359
Direct Operating Expense, $	0	0	0	0
Variable Operating Expense, $	0	0	0	0
Transporation Expense, $	0	0	0	0
Total, $	12,235,900	3,110,700	44,204,031	59,550,570

Investments
Total, $	0	0	0	0

Estimated Future Net Revenues(FNR)
Undiscounted FNR	152,364,500	38,690,800	542,465,062	733,520,375
FNR Disc. @ 10.0%	93,740,700	23,100,900	314,890,125	431,731,750

Allocation Percentage by Classification
FNR Disc. @ 10.0%	21.7%	5.4%	72.9%	100.0%

*	Due to computer rounding, numbers in the above table may not sum exactly.

Report Qualifications

Purpose of Report – The purpose of this report is to provide DGK and its financial advisors with an estimate of future reserves and net revenues attributable to certain interests owned by DGK in the Eagle Ford shale play effective January 1, 2014. This report was prepared for public disclosure by DGK in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

Scope of Work – W.D. Von Gonten & Co. was engaged by DGK to develop the appropriate reserve projections and estimate the remaining reserves associated with the producing and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100 percent of the total net proved liquid hydrocarbon reserves and 100 percent of the total net proved gas reserves of DGK in the Eagle Ford Shale as of January 1, 2014. Once reserves were estimated, future revenues were determined utilizing a 2013 year-end SEC pricing scenario effective January 1, 2014.

Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case. Reporting probable and possible reserves is optional. Probable and Possible reserves must be reported separately from Proved reserves.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report. In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG, and SPEE definitions and requirements.

Projections – The attached reserve and revenue projections are on a calendar year basis with the first time period being January 1, 2014 through December 31, 2014.

Property Discussion

The DGK property set consists of an approximate 1.5% overriding royalty interest in 361 Proved Developed Producing (PDP) wells in the Blackhawk field located in DeWitt County, Texas. The PDP wells are producing from the Eagle Ford shale formation and are operated by GeoSouthern Energy Corporation (GeoSouthern), Burlington Resources (Burlington), Pioneer Natural Resources (Pioneer), or Talisman Energy USA Incorporated (Talisman). The Blackhawk field is located in the “retrograde gas” and “volatile oil” windows of the Eagle Ford shale play, resulting in a moderate to high condensate yield or gas-oil-ratio. The current gross production rates from the producing wells are approximately 70,000 barrels of oil and 250,000 Mcf of gas per day. There are 1,277 total locations to be drilled and completed in the Eagle Ford shale within the DGK acreage.

Reserve Estimates

Producing Properties – Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production. Where applicable, these estimates were further supported by numerical reservoir simulation as part of a field study independent of this report.

DGK ORRI Company, L.P. – SEC – October 31, 2014 – Page 2

Undeveloped Properties – The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and reservoir simulation. In addition, W.D. Von Gonten & Co. has performed a field study of the Eagle Ford shale play independent of this report. Our conclusions from that field study have fortified our confidence in the producing and undeveloped reserves included herein.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.

Product Prices

The pricing case was based on product prices that represent the SEC pricing effective January 1, 2014. SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices. This method, as applied for the purposes of this report, renders a price of $96.78 per barrel of oil and $3.67 per MMBtu of gas. These prices were held constant throughout the life of the properties, as per SEC guidelines.

Pricing differentials were applied to all properties on an individual property basis in order to reflect prices actually received at the wellhead. Pricing differentials are typically utilized to account for transportation charges, geographical differentials, quality adjustments, any marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead. W.D. Von Gonten & Co. utilized price differentials developed from a combination of our regional experience of the Eagle Ford shale play and information provided from DGK, as current historical pricing of the properties of interest was limited at the time of this report.

A gas volume shrinkage factor has been applied to each property. This shrinkage accounts for any line loss, generation of liquids, and/or fuel usage before the actual sales point.

Operating Expenses and Capital Cost

Monthly operating expenses for the Eagle Ford wells were not provided by DGK. W.D. Von Gonten & Co. applied a combination of fixed and variable monthly expenses to each individual property based on historical data from available offset fields and our general knowledge of the Eagle Ford shale play.

Capital costs necessary to perform well completion operations and to develop undeveloped locations were not supplied by DGK. Where available, these costs were verified from actual recent work in the area of interest and/or actual Authorities for Expenditures (AFEs) from offset operators.

All operating expenses and capital costs were held flat for the life of the properties.

Other Considerations

Abandonment Costs – At the request of the company, the costs necessary for abandonment of certain other properties were assumed to equal the salvage value of the surface and subsurface equipment. While this assumption was widely used within the oil and gas industry in the past, recent policy shifts and regulatory rulings have increased levels of scrutiny of this assumption. Additional work by DGK and/or an independent third party would need to be conducted in order to completely document all abandonment liabilities associated with the DGK properties. In either scenario, all information was provided by DGK. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of either scenario utilized for the generation of this report.

DGK ORRI Company, L.P. – SEC – October 31, 2014 – Page 3

Additional Costs – Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

Data Sources – Data furnished by DGK included basic well information, daily production for some wells, and ownership interests. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2014 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserves and revenue estimates produced in this report.

Respectfully submitted,

William D. Von Gonten, Jr., P.E.
TX # 73244

Travis C. Swanson

Taylor D. Matthes

DGK ORRI Company, L.P. – SEC – October 31, 2014 – Page 4